UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                        For the date of 01 August, 2007

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





Allied Irish Banks, p.l.c. ("AIB") (NYSE:AIB)                            Part 1



Highlights - AIB Group interim results 2007


Basic earnings per share                                    EUR 114.7c
less profit on disposal/development of property(1)          EUR (8.3c)
adjust for hedge volatility(2)                              EUR 2.4c
Adjusted basic earnings per share                           EUR 108.8c up 16%(3)



                  Divisional operating profit performance (4)

                              -AIB Bank ROI up 17%

                            -Capital Markets up 12%

                              -AIB Bank UK up 19%

                                 -Poland up 37%

                            -M&T contribution up 1%



                              Income/cost gap +4%

                      Cost income ratio down 1.2% to 51.2%

                       Bad debt provision charge of 0.04%

                             Return on equity 23.8%

                           Tier 1 capital ratio 7.6%

                     Interim dividend of EUR 27.8c, up 10%



AIB Group Chief Executive Eugene Sheehy said:



'Our business has performed strongly in the first half of 2007. Customer demand continues to drive high quality growth and this demand is well spread across our Irish and international franchises. I am confident that we will continue to grow our business and achieve excellent returns for our stakeholders. My confidence is based on our top class people operating in attractive economies and markets where we are delivering a compelling combination of good value products and services through our customers' chosen channels.'



(1) Includes profit on new Bankcentre development (construction contract income; EUR 44 million before tax, EUR 38 million after tax) and profit on sale of 16 branches in the Republic of Ireland (EUR 41 million before tax, EUR 35 million after tax).

(2) The impact of interest rate hedge volatility (hedging ineffectiveness and derivative volatility) was a decrease of EUR 25 million to profit before taxation for the half-year (EUR 21 million after tax).

(3) A 16% increase compared with EUR 94.2c for the half-year to June 2006. The EUR 94.2c in 2006 excludes the profit on disposal of Ark Life discontinued operation (EUR128 million after tax), the transfer by Ark Life of the management of certain investment contracts to Aviva as part of the disposal of Ark Life (EUR 26 million after tax), the profit on the new Bankcentre development (EUR 34 million before tax, EUR 29 million after tax), part of the profit on the disposal of the existing Bankcentre (EUR 89 million before tax, EUR 66 million after tax) and the impact of interest rate hedge volatility (hedging ineffectiveness and derivative volatility) in the half-year to June 2006 (a decrease of EUR 19 million to profit before tax, EUR 15 million after tax).

(4) Operating profit excludes profit from disposal of property/businesses, construction contract income and associated undertakings. The percentage increase excludes the impact of exchange rate movements on the translation of foreign locations' profit.




Allied Irish Banks, p.l.c.

Dividend

The Board has declared an interim dividend of EUR 27.8c per share, an increase of 10% on the half-year ended 30 June 2006. The dividend will be paid on 25 September 2007 to shareholders on the Company's register of members at the close of business on 10 August 2007.




For further information please contact:


John O'Donnell          Alan Kelly                       Catherine Burke
Group Finance Director  General Manager, Group Finance   Head of Corporate Relations
Bankcentre              Bankcentre                       Bankcentre
Dublin                  Dublin                           Dublin
353-1-660-0311          353-1-660-0311                   353-1-660-0311
Ext. 14412              Ext. 12162                       Ext. 13894





This results announcement and a detailed informative presentation can be viewed on our internet site at www.aibgroup.com/investorrelations


                           Forward-looking statements



A number of statements we make in this document will not be based on historical fact, but will be 'forward-looking' statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected in the 'forward-looking' statements. Factors that could cause actual results to differ materially from those in the ' forward-looking' statements include, but are not limited to, global, national, regional economic conditions, levels of market interest rates, credit and other risks of lending and investment activities, competitive and regulatory factors and technology change. Any 'forward-looking' statements made by or on behalf of the Group speak only as of the date they are made.




Financial highlights (unaudited)
for the half-year ended 30 June 2007


                                                              Half-year    Half-year           Year
                                                                30 June      30 June    31 December
                                                                   2007         2006           2006
                                                                  EUR m        EUR m          EUR m
Results
Total operating income                                            2,417        2,076          4,326
Operating profit                                                  1,150          976          1,908
Profit before taxation - continuing operations                    1,318        1,214          2,615
Profit attributable to equity holders of the parent               1,041        1,089          2,185

Per EUR 0.32 ordinary share
Earnings - basic (note 12(a))                                    114.7c       121.2c         246.8c
Earnings - diluted (note 12(b))                                  113.8c       120.1c         244.6c
Dividend                                                          27.8c        25.3c          71.8c
Dividend payout                                                     24%          21%            29%
Net assets                                                       D10.12        Y8.51          Y9.28

Performance measures
Return on average total assets                                    1.34%        1.67%          1.63%
Return on average ordinary shareholders' equity                   23.8%        30.4%          29.0%

Balance sheet
Total assets                                                    177,216      144,073        158,526
Ordinary shareholders' equity                                     8,889        7,413          8,108
Loans and receivables to banks and customers                    135,038      105,594        120,015
Deposits(2)                                                     154,001      123,349        136,839

Capital ratios(1)
Tier 1 capital                                                     7.6%         8.0%           8.2%
Total capital                                                     10.4%        11.1%          11.1%



(1) The interim dividend has been deducted in arriving at the capital ratios for June 2007 and June 2006. The final dividend was not taken into account in the calculation of the Tier 1 and Total capital ratios at 31 December 2006. The Financial Regulator has issued a requirement that a Prudential Filter be applied to proposed final dividends with effect from July 2007. If applied at 31 December 2006, the Tier 1 and Total capital ratios would be 7.9% and 10.8% respectively.

(2) Deposits by banks, customer accounts and debt securities in issue.


                                                      Allied Irish Banks, p.l.c.
                                                           Group Headquarters &
                                                               Registered Office
                                                         Bankcentre, Ballsbridge
                                                               Dublin 4, Ireland
                                                          Telephone (01) 6600311
                                                         Registered number 24173




Consolidated interim income statement (unaudited) for the half-year ended 30 June 2007


                                                      Notes     Half-year     Half-year              Year
                                                             30 June 2007  30 June 2006  31 December 2006
                                                                    EUR m         EUR m              EURm

Interest and similar income                               2         4,354         3,130             6,928
Interest expense and similar charges                      3         2,687         1,701             3,929

Net interest income                                                 1,667         1,429             2,999
Dividend income                                           4            22            19                23
Fee and commission income                                             713           598             1,235
Fee and commission expense                                           (94)          (76)             (161)
Net trading income                                        5            75            79               173
Other operating income                                    6            34            27                57

Other income                                                          750           647             1,327

Total operating income                                              2,417         2,076             4,326
Administrative expenses                                   7         1,167         1,018             2,174
Amortisation/impairment of intangible assets                           28            27                53
Depreciation of property, plant and equipment                          42            43                87
Total operating expenses                                            1,237         1,088             2,314

Operating profit before provisions                                  1,180           988             2,012
Provisions for impairment of loans and                   16            25            12               118
receivables
Provisions for liabilities and commitments                              4             -              (15)
Amounts written off financial investments                               1             -                 1
available for sale

Operating profit                                                    1,150           976             1,908
Associated undertakings                                                81            88               167
Profit on disposal of property                            8            41            90               365
Construction contract income                              9            44            34                96
Profit on disposal of businesses                         10             2            26                79

Profit before taxation - continuing operations                      1,318         1,214             2,615
Income tax expense - continuing operations               11           239           221               433

Profit after taxation - continuing operations                       1,079           993             2,182
Discontinued operation, net of taxation                                 -           132               116

Profit for the period                                               1,079         1,125             2,298

Attributable to:
        Equity holders of the parent                                1,041         1,089             2,185
        Minority interests in subsidiaries                             38            36               113
                                                                    1,079         1,125             2,298
Basic earnings per share - continuing                 12(c)        114.7c        105.9c            233.5c
operations
Basic earnings per share - discontinued                                 -         15.3c             13.3c
operations

Total                                                 12(a)        114.7c        121.2c            246.8c

Diluted earnings per share - continuing               12(d)        113.8c        105.0c            231.4c
operations

Diluted earnings per share - discontinued                                         15.1c             13.2c
operations

Total                                                 12(b)        113.8c        120.1c            244.6c




Consolidated interim balance sheet (unaudited)
30 June 2007

                                                     Notes         30 June     31 December      30 June
                                                                      2007            2006         2006
                                                                     EUR m          EUR  m       EUR  m
Assets

Cash and balances at central banks                                     613             989            618
Treasury bills and other eligible bills                                370             196            129
Items in course of collection                                          855             527            927
Trading portfolio financial assets                        14         9,470           8,953         10,820
Derivative financial instruments                          22         3,023           2,890          2,239
Loans and receivables to banks                                      14,821          12,900          9,932
Loans and receivables to customers                        15       120,217         107,115         95,662
Financial investments available for sale                  18        22,233          19,665         18,664
Interests in associated undertakings                                 1,772           1,792          1,846
Intangible assets and goodwill                                         578             550            516
Property, plant and equipment                                          587             593            625
Other assets                                                         1,428           1,117          1,005
Current taxation                                                        15              17              8
Deferred taxation                                                      181             256            224
Prepayments and accrued income                                       1,031             927            807
Assets classified as held for sale                                      22              39             51

Total assets                                                       177,216         158,526        144,073

Liabilities
Deposits by banks                                                   39,797          33,433         34,318
Customer accounts                                         19        79,023          74,875         66,564
Trading portfolio financial liabilities                                493             191            255
Derivative financial instruments                          22         3,151           2,531          1,992
Debt securities in issue                                            35,181          28,531         22,467
Current taxation                                                       220             112            242
Other liabilities                                                    2,123           1,757          2,590
Accruals and deferred income                                         1,343           1,410          1,020
Retirement benefit liabilities                                         252             937            644
Provisions for liabilities and commitments                              98              93            133
Deferred taxation                                                        -               -              9
Subordinated liabilities and other capital instruments    21         4,841           4,744          4,693

Total liabilities                                                  166,522         148,614        134,927

Shareholders' equity
Share capital                                                        294               294          294
Share premium account                                              1,693             1,693        1,693
Other equity interests                                               497               497          497
Reserves                                                             152               543          519
Profit and loss account                                            6,750             5,578        4,907
Shareholders' equity                                               9,386             8,605        7,910
Minority interests in subsidiaries                                 1,308             1,307        1,236
Total shareholders' equity including minority interests           10,694             9,912        9,146

Total liabilities, shareholders' equity and minority             177,216           158,526      144,073
interests




Condensed interim statement of cash flows (unaudited) for the half-year ended 30 June 2007




Consolidated statement of cash flows                                   Half-year   Half-year         Year
                                                                         30 June     30 June  31 December
                                                                            2007        2006         2006
                                                                          EUR  m      EUR  m       EUR  m

Net cash flows from operating activities                                   5,066       4,731        8,645
Investing activities
Net increase in financial investments available for sale                 (2,420)     (2,041)      (2,477)
Additions to property, plant and equipment                                  (40)        (66)        (144)
Additions to intangible assets                                              (52)        (28)         (87)
Disposal of property, plant and equipment                                     57         142          489
Investment in associated undertakings                                        (3)           -            -
Disposal of investment in subsidiaries and businesses                          2         189          268
Dividends received from associated undertakings                               27          29           44

Cash flows from investing activities                                     (2,429)     (1,775)      (1,907)

Financing activities
Re-issue of treasury shares                                                   45          35           48
Issue of perpetual preferred securities                                        -       1,004        1,008
Issue of subordinated liabilities                                            128           -            -
Interest paid on subordinated liabilities                                  (121)        (70)        (196)
Equity dividends paid on ordinary shares                                   (406)       (368)        (587)
Dividends paid on other equity interests                                    (38)        (38)         (38)
Dividends paid to minority interests                                        (34)        (35)         (82)

Cash flows from financing activities                                       (426)         528          153

Net increase in cash and cash equivalents                                  2,211       3,484        6,891

Analysis of changes in cash
At beginning of period                                                    14,355       7,670        7,670
Net cash inflow before the effect of exchange translation                  2,211       3,484        6,891
adjustments
Effect of exchange translation adjustments                                  (39)       (180)        (206)

At end of period                                                          16,527      10,974       14,355




Consolidated interim statement of recognised income and expense (unaudited)


                                                                       Half-year    Half-year         Year
                                                                         30 June      30 June  31 December
                                                                            2007         2006         2006
                                                                          EUR  m       EUR  m       EUR  m
Foreign exchange translation differences                                    (24)        (168)        (149)
Net change in cash flow hedges, net of tax                                 (258)        (259)        (283)
Net change in fair value of available for sale securities, net             (138)        (136)         (13)
of tax
Net actuarial gains in retirement benefit schemes, net of tax                565          492          200
Other recognised losses in associated undertakings                          (55)         (35)         (47)

Income and expense recognised                                                 90        (106)        (292)
Profit for the period                                                      1,079        1,125        2,298

Total recognised income and expense for the period                         1,169        1,019        2,006

Attributable to:

         Equity holders of the parent                                      1,134          983        1,859
         Minority interests in subsidiaries                                   35           36          147

Total recognised income and expense for the period                         1,169        1,019        2,006




Condensed consolidated interim reconciliation of movements in shareholders' equity (unaudited)


                                                                       Half-year    Half-year         Year
                                                                         30 June      30 June  31 December
                                                                            2007         2006         2006
                                                                          EUR  m       EUR  m       EUR  m

Profit attributable to equity holders of the parent                        1,041        1,089        2,185
Dividends on ordinary shares                                               (406)        (368)        (587)
Dividends on other equity interests                                         (38)         (38)         (38)
Share based payments                                                          15           17           30
Net actuarial gains recognised in retirement benefit schemes                 565          492          200
Other recognised losses relating to the period                             (417)        (559)        (471)
Other recognised losses in associated undertakings                          (55)         (35)         (47)
Ordinary shares reissued                                                      78           60           87
Net movement in own shares                                                   (2)           83           77

Net additions to shareholders' equity                                        781          741        1,436
Opening shareholders' equity                                               8,605        7,169        7,169

Closing shareholders' equity                                               9,386        7,910        8,605
Shareholders' equity:

            Ordinary shareholders' equity                                  8,889        7,413        8,108
            Other equity interests                                           497          497          497

                                                                           9,386        7,910        8,605




Commentary on results


Earnings per share

The table below shows the basic earnings per share excluding profit on disposal/ development of property(1), profit on disposal of business(2) and adjusting for hedge volatility(3).




Earnings per share                                              Half-year     Half-year     %  change
                                                                June 2007     June 2006   2007 v 2006

Basic - continuing operations                                      114.7c        105.9c             8
Basic - discontinued operations                                         -         15.3c             -

Basic - total                                                      114.7c        121.2c            -5
less profit on disposal/development of property(1)                 (8.3c)       (11.0c)             -
less profit on disposal of business(2)                                  -       (17.7c)             -
adjust for hedge volatility(3)                                       2.4c          1.7c             -

Adjusted basic earnings per share                                  108.8c         94.2c            16



Rates of Exchange

The following table shows the average accounting rates and average effective rates for both periods. The average effective rates include the impact of currency hedging activities.


                                             Average           Average       Average       Average
                                    accounting rates  accounting rates     effective     effective
                                                                               rates         rates
                                           half-year         half-year     half-year     half-year
                                           June 2007         June 2006     June 2007     June 2006

US dollar                                       1.33              1.23          1.32          1.20
Sterling                                        0.67              0.69          0.67          0.69
Polish zloty                                    3.84              3.90          3.87          3.86



(1) Half-year to June 2007 includes profit on new Bankcentre development (construction contract income; EUR 44 million before tax, EUR 38 million after tax) and profit on sale of 16 branches in the Republic of Ireland (EUR 41 million before tax, EUR 35 million after tax). Half-year to June 2006 includes the profit on the new Bankcentre development (EUR 34 million before tax, EUR 29 million after tax) and part of the profit on the disposal of the existing Bankcentre (EUR 89 million before tax, EUR 66 million after tax).

(2) Profit on disposal of Ark Life discontinued operation (EUR 128 million after tax) and the transfer by Ark Life of the management of certain investment contracts to Aviva as part of the disposal of Ark Life (EUR 26 million after tax).

(3) The impact of interest rate hedge volatility (hedging ineffectiveness and derivative volatility) was a decrease of EUR 25 million to profit before taxation (EUR 21 million after tax) in the half-year to June 2007. The impact of interest rate hedge volatility (hedging ineffectiveness and derivative volatility) was a decrease of EUR 19 million to profit before taxation (EUR 15 million after tax) in the half-year to June 2006.


Commentary on results


Basis of preparation

The following commentary is on a continuing operations basis. The growth percentages are shown on an underlying basis, adjusted for the impact of exchange rate movements on the translation of foreign locations' profit and excluding interest rate hedge volatility (hedging ineffectiveness and derivative volatility).





              Continued strong growth in operating income, up 17%





Total operating income
Total income increased by 17% to EUR 2,417 million.



                                                            Half-year        Half-year       Underlying
Total operating income                                      June 2007        June 2006         % change
                                                                EUR m           EUR  m      2007 v 2006

Net interest income                                             1,667            1,429               16
Other income                                                      750              647               19

Total operating income                                          2,417            2,076               17



Commentary on results


Net interest income

Net interest income increased by 16% to EUR 1,667 million in the half-year to June 2007. The key drivers of the increase were strong loan growth in the Republic of Ireland and Poland and strong loan and deposit growth in the UK. Loans to customers increased by 12% and customer accounts increased by 3% on a constant currency basis since 31 December 2006 (details of loan and deposit growth by division are contained on page 14 of this release).


Average interest earning assets                          Half-year        Half-year                %
                                                         June 2007      June 2006 EUR        change(1)
                                                             EUR m            EUR m      2007 v 2006

Average interest earning assets                            152,738          126,030               21

(1) This particular analysis is not adjusted for the impact of exchange rate movements.




Net interest margin                                         Half-year        Half-year            Basis
                                                            June 2007        June 2006            point
                                                                    %                %           change

Group net interest margin                                        2.20             2.29               -9



The domestic and foreign margins for the half-year to June 2007 are reported on page 38 of this release.

AIB Group manages its business divisionally on a product margin basis with funding and groupwide interest exposure centralised and managed by Global Treasury. While a domestic and foreign margin is calculated for the purpose of statutory accounts, the analysis of net interest margin trends is best explained by analysing business factors as follows:

The Group net interest margin amounted to 2.20%, a decrease of 9 basis points compared with the half-year to June 2006. The underlying business margin decreased by 9 basis points while the level of growth in treasury assets had a neutral impact.

The margin reduction was due to a combination of the following factors:

(a) loans increasing at a faster rate than deposits.

(b) a changing mix of products where stronger volume growth has been achieved in lower margin products; corporate loans, home loans and prime rate advances on the lending side and term deposits and other lower margin products on the deposit side.

(c) competitive pressures on loan and deposit pricing.

The margin reduction continues to be impacted by average loans increasing at a greater rate than average deposits compared with 2006.While this strong lending growth generated good incremental profit, the funding impact resulted in a reduction in the overall net interest margin calculation when net interest income is expressed as a percentage of average interest earning assets.

While it is difficult to disaggregate trends in product margins between mix and competitive factors, competitive pricing behaviour did impact loan and deposit margins.

The Group's new business lending is priced to meet the required return on capital.




Commentary on results




              Investment banking and asset management fees up 47%

                      Banking fees and commissions up 10%



Other income

Other income was up 19% to EUR 750 million compared with the half-year to June 2006.


                                                        Half-year            Half-year        Underlying
                                                        June 2007            June 2006          % change
Other income                                                EUR m            EUR EUR m       2007 v 2006

Dividend income                                                22                   19                16
Banking fees and commissions                                  503                  457                10
Investment banking and asset management                       210                  141                47
fees
Fee and commission income                                     713                  598                19
Less: Fee and commission expense                             (94)                 (76)                23
Trading income                                                 98                   81                17
Currency hedging profits                                        2                   17                 -
Interest rate hedge volatility                               (25)                 (19)                 -
Net trading income                                             75                   79                17
Other operating income                                         34                   27                18

Total other income                                            750                  647                19




Dividend income increased by 16% mainly reflecting growth in dividends from investments held by the Polish business.

Total fee and commission income increased by 19%, reflecting increased business and transaction volumes in AIB Bank Republic of Ireland and Corporate Banking and good growth in credit card revenue in Ireland.

Investment banking and asset management fees increased by 47% driven by particularly strong performances in Asset Management in Poland and BZWBK's brokerage operation and very good growth in Goodbody Stockbrokers.

Trading income increased reflecting profits from trading portfolio financial assets. Trading income excludes interest payable and receivable arising from these activities, which is included in net interest income. Accordingly, the above trading income does not reflect the full extent of trading activities, which are largely in Global Treasury. Interest income in Global Treasury decreased relative to 2006.

Other income as a percentage of total income was 31.0% compared with 31.2% for the half-year to June 2006.


Commentary on results



                Investment for long-term growth and development

  Declining cost income ratio trend continues - cost income ratio down 1.2% to
                                     51.2%

                              Income/cost gap +4%





Total operating expenses

Operating expenses increased by 13% compared with half-year to June 2006.


                                                          Half-year         Half-year       Underlying
Operating expenses                                        June 2007         June 2006         % change
                                                              EUR m            EUR  m      2007 v 2006
Personnel expenses                                              799               699               14
General and administrative expenses                             368               319               15
Depreciation(1)/amortisation(2)                                  70                70                1

Total operating expenses                                      1,237             1,088               13





Operating expenses increased by 13% reflecting increases in business activity and volumes. The increase in costs reflects normal inflationary increases and continuing investment in various programmes to develop capabilities to benefit from the ongoing business opportunities and to position the business for long-term growth and development. This has included investment in people, locations and the continuation of our programme to build common operating systems in line with our single enterprise agenda which will support a resilient risk, compliance and corporate governance framework. Excluding costs arising to meet expanding regulatory demands and costs relating to investment in our risk, compliance and corporate governance framework, and performance related remuneration resulting from very strong revenue growth, the increase in costs was 10%.

Personnel expenses were up 14% due to a higher level of variable performance related remuneration linked to the strong profit performance, normal salary increases and investment in developing our operating systems.

General and administrative expenses were up 15% including costs associated with preparation for AIB's Basel II application to the Financial Regulator (IFSRA), costs relating to the building of common operating systems, rental costs arising from the sale and leaseback arrangements for the Bankcentre and Branch network and normal inflationary increases. Depreciation/amortisation increased by 1%.

Productivity improved with the cost income ratio reducing by 1.2% to 51.2% from 52.4% in the half-year to June 2006.

Cost growth is expected to moderate in the second half-year due to the non recurrence of the step up in regulatory driven and performance related remuneration costs incurred in the second half of 2006.





(1) Depreciation of property, plant and equipment.

(2) Amortisation/impairment of intangible assets.


Commentary on results



     Provision charge low at 4 basis points reflecting strong asset quality

          Reduction in impaired loans as a percentage of loans to 0.7%



Provisions

Total provisions were EUR 30 million, up from EUR 12 million in the half-year to June 2006.

                                                                     Half-year       Half-year
                                                                     June 2007       June 2006
Provisions                                                               EUR m       EUR EUR m

Provisions for impairment of loans and receivables                          25              12
Provisions for liabilities and commitments                                   4               -
Amounts written off financial investments available                          1               -
for sale

Total provisions                                                            30              12





In the period, credit provision experience was particularly positive reflecting a continued benign credit environment and a strong level of provision write-backs.

The provision for impairment of loans and receivables was EUR 25 million compared with EUR 12 million in half-year to June 2006, representing a charge of 0.04% of average loans compared with 0.03% in June 2006. The 0.04% charge represents EUR 27 million in the incurred but not reported (IBNR) category and a net specific write-back of EUR 2 million. Impaired loans as a percentage of total customer loans decreased from 0.9% at 31 December 2006 to 0.7% at 30 June 2007 with the total provision coverage for impaired loans at 80%.

In AIB Bank Republic of Ireland asset quality continued to be strong. Impaired loans remained at 0.6% of total customer loans compared with 31 December 2006. The provision charge was 0.15% of average loans compared with 0.14% in June 2006. The quality across all sectors of the retail and commercial portfolios remains very good.

In Capital Markets there were net credit provision write-backs of EUR 22 million during the period, compared with net credit provision write-backs of EUR 37 million in the half-year to June 2006. The provision write-backs equated to 0.19% of average loans compared to write-backs of 0.39% in the half-year to June 2006. Impaired loans reduced to 0.3% from 0.6% of total customer loans at 31 December 2006.

In the UK division, the provision charge was 0.06% of average loans compared to 0.08% in June 2006. Impaired loans remained at 0.9% of total customer loans at 30 June 2007.

There were net credit provision write-backs in Poland in the half-year to June 2007. The provision charge decreased from 0.31% of average loans in the half-year to June 2006 to a write-back of 0.24% of average loans in the current half-year. Asset quality continued to improve with the ratio of impaired loans as a percentage of customer loans declining to 3.9% from 4.9% at 31 December 2006.

There were provisions for liabilities and commitments of EUR 4 million in the half-year to June 2007 and provisions for amounts written off financial investments of EUR 1 million during the period.



Associated undertakings

The profit in the half-year to June 2007 was EUR 81 million compared to EUR 88 million in the half-year to June 2006 and mainly reflects AIB's 24.5% average share of the income after taxation of M&T Bank Corporation and income after taxation from the joint venture in Life and Pensions with Hibernian. M&T's contribution of US$ 99 million was up 1% compared with the half-year to June 2006 contribution of US$ 98 million.



Commentary on results



The following commentary is in respect of the total Group.



                          Loans up 12%; deposits up 3%

                          Effective tax rate at 18.1%


Balance sheet

Total assets amounted to EUR 177 billion at 30 June 2007 compared to EUR 159 billion at 31 December 2006. Adjusting for the impact of currency, total assets were up 12% and loans to customers were up 12% since 31 December 2006 while customer accounts increased by 3%. Risk weighted assets excluding currency factors increased by 10% to EUR 135 billion.


Risk weighted assets, loans to customers and customer accounts (excluding currency factors)



                                                       Risk weighted        Loans to          Customer
                                                              assets       customers       accounts(1)
% change 30 June 2007 v 31 December                         % change        % change          % change
2006

AIB Bank Republic of Ireland                                      10              10                 -
Capital Markets                                                 7(2)              18                 -
AIB Bank UK                                                       11              13                15
Poland                                                            13              17                 5

AIB Group                                                         10              12                 3



(1)  Excludes money market funds.

(2) The risk weighted asset growth of 7% is lower than the growth in loans to customers of 18% due to a lower capital requirement relating to trading book risks.

Assets under management

Assets under management in the Group amounted to EUR 19 billion at 30 June 2007 compared with EUR 17 billion at 31 December 2006.


Income tax expense

The taxation charge was EUR 239 million compared with EUR 221 million in the half-year to June 2006. The effective tax rate was 18.1% compared with 18.2% in the half-year to June 2006. The taxation charge excludes taxation on share of results of associated undertakings. Share of results of associated undertakings is reported net of taxation in the Group profit before taxation. The effective tax rate is influenced by the geographic mix of profits, which are taxed at the rates applicable in the jurisdictions in which we operate.


Commentary on results



                             Return on equity 23.8%

                        Continued strong customer demand

                Outlook - now expect low teen EPS growth in 2007


Return on equity and return on assets

The return on average equity was 23.8% in the half-year to June 2007. The return on average assets was 1.34% in the half-year to June 2007. The return on equity and return on assets included the profit on the development of Bankcentre and from the sale of branches.



Capital ratios

A strong capital position was reflected in a Tier 1 ratio at 7.6% and a total capital ratio of 10.4%.



Recent developments

On 29 June 2007, AIB entered into an agreement to acquire AmCredit, the mortgage finance business of the Baltic-American Enterprise Fund ("BalAEF"). The business, which has a strong track record in mortgage lending, operates in Latvia, Lithuania and Estonia. It was established in 1997. BalAEF is a Delaware corporation chartered in 1994, pursuant to legislation enacted by the US Congress to promote private sector development in the Baltic States. The International Finance Corporation (the private sector arm of the World Bank Group) has played an important role in its development over the years. AmCredit, which has 13 outlets and 145 staff, will give AIB entry to three high growth markets underpinned by an experienced workforce, robust systems and processes and an established brand.

On 19 July 2007 M&T Bank and Partners Trust Financial Group announced that they have entered into a definitive agreement under which Partners Trust will merge into M&T in a transaction valued at approximately US$ 555 million. M&T has US$
57.9 billion in assets, while Partners Trust has US$ 3.7 billion in assets. M&T will acquire 33 branch locations in Upstate New York and approximately US$ 2.3 billion in loans from Partners Trust.



Outlook to December 2007

Growth continues to be underpinned by strong customer demand that is well spread across all our principal franchises. Productivity is good and asset quality remains robust although the high level of net specific write-backs of provisions in the first half is not expected to recur in the second half of the year. Based on these factors we are now increasing our target for the full year 2007 to low teen percentage growth (previously low double-digit) in adjusted basic earnings per share compared with the 2006 base of EUR 182.8c.


Divisional commentary


AIB Bank Republic of Ireland profit of  EUR 534 million was up 18%



                Strong business momentum, revenue growth of 16%

                             Income/cost gap at +4%

                      Cost income ratio decreases to 48.0%



AIB Bank Republic of Ireland Retail and commercial banking operations in Republic of Ireland, Channel Islands and Isle of Man; AIB Finance and Leasing; Card Services; Wealth Management and share of Hibernian Life Holdings Limited, AIB's venture with Hibernian Life & Pensions Limited.

                                                                  Half-year       Half-year    Underlying
                                                                  June 2007       June 2006      % change
AIB Bank Republic of Ireland income statement                         EUR m           EUR m   2007 v 2006

Net interest income                                                     868             745            17
Other income                                                            238             212            12

Total operating income                                                1,106             957            16
Personnel expenses                                                      353             317            11
General and administrative expenses                                     152             128            19
Depreciation / amortisation                                              26              28            -7
Total operating expenses                                                531             473            12

Operating profit before provisions                                      575             484            19
Provisions for impairment of loans and receivables                       46              35            31
Provisions for liabilities and commitments                                2               -             -
Total provisions                                                         48              35            36

Operating profit                                                        527             449            17
Associated undertakings                                                   7               4           103

Profit before taxation - continuing operations                          534             453            18


AIB Bank Republic of Ireland reported growth in profit before tax of 18% benefiting from the ongoing business opportunities afforded by a supportive economic environment. Operating income was up 16% and operating expenses were up 12% with the operating income/cost gap at +4%.

The strong profit growth reflects our commitment to developing our business and to competing aggressively to increase and protect market share across the franchise. AIB Bank continues to invest heavily in both front-line and back-office activities, whilst maintaining good operating leverage.

Loans increased by 10% and deposits were flat since 31 December 2006 (up 26% and 12% respectively since 30 June 2006). Loan demand remains good, with growth in business lending particularly strong. AIB also benefited from attractive pricing within our deposit product suite in the post-SSIA savings market.

Operating expenses increased by 12%. The key cost drivers were higher staff numbers reflecting growth in business activity, development of a refined business operating model, annual salary inflation, performance related costs, impact of the career framework pay structure introduced during 2006 and higher advertising spend. The strong operating performance resulted in a further reduction in the cost income ratio from 49.4% to 48.0%.

Asset quality remains strong with the provision charge for the half-year to June 2007 at 0.15% of average loans compared with 0.14% in the half-year to June 2006.

Retail Banking had another strong half-year with strong growth in business and personal lending. There was good growth in the mortgage book, against a backdrop of slowing demand in the mortgage market generally. Deposit income benefited from the higher interest rate environment and our strong market position. Wealth management continues to experience excellent growth. Private Banking is investing heavily in its business and has enjoyed significant growth in its assets under management. Sales of life and pensions through the bank channel has produced Annual Premium Equivalent ("APE") growth of 74% since the half-year to June 2006, whilst our investment in Hibernian Life Holdings has also produced good growth. Profit growth in AIB Card Services was also strong benefiting from buoyant growth in revenue and tight cost control. AIB Finance & Leasing reported good lending growth spread across all key market segments.


Divisional commentary



Capital Markets operating profit was up 12%. Profit before taxation of EUR 333 million was up 3%(1).



    Strong performance and continued business momentum in Corporate Banking

 Robust performance in customer treasury business but weaker wholesale trading

         Exceptional profit growth across key investment banking units

                             Income/cost gap at +4%



Capital Markets Corporate Banking, Global Treasury, and Investment Banking.


                                                                  Half-year       Half-year    Underlying
                                                                  June 2007       June 2006      % change
Capital Markets income statement                                      EUR m           EUR m   2007 v 2006

Net interest income                                                     285             239            20
Other income                                                            254             227            13

Total operating income                                                  539             466            17
Personnel expenses                                                      165             140            19
General and administrative expenses                                      55              56             -
Depreciation / amortisation                                               7               6            13
Total operating expenses                                                227             202            19

Operating profit before provisions                                      312             264           -41
Provisions for impairment of loans and receivables                     (22)            (37)            -4
Provisions for liabilities and commitments                                2               3             -
Amounts written off financial investments available for                   1               -           -44
sale
Total provisions                                                       (19)            (34)            12

Operating profit                                                        331             298            12
Associated undertakings                                                   -               2             -
Profit on disposal of businesses                                          2              26           -93

Profit before taxation                                                  333             326             3



Capital Markets profit before taxation of EUR 333 million was up 3%(1). Operating profit before provisions of EUR312 million grew by 19% on the half-year to June 2006, underpinned by continued growth in business volumes, strong customer relationships and the success of new product initiatives in key business areas. Operating profit was ahead by 12% since the half-year to June 2006, impacted by a lower level of credit provision write-backs than the comparative period in 2006.

Corporate Banking continued its strong growth momentum with operating profit before provisions up 24% and profit before taxation up 12%. Key contributors to revenue growth were increased loan volumes in established markets, the introduction of significant new product initiatives in Ireland and overseas, additional income streams from new overseas markets and continued focus on customer relationship management. Corporate Banking continues to align specialist resources in new markets to the skills and experience of other business units in developing new structured product initiatives in line with customer demand. Loans grew by 18% while asset quality and margins continued to be actively managed against a backdrop of maintaining asset quality in an environment of increased competition and market volatility. Credit quality remains strong, reflected in continued write-backs of provisions for impairment of loans and receivables and in line with management's active approach to credit management.

Overall Global Treasury profit before taxation declined by 19% on 2006, positively impacted by robust customer treasury business in Ireland, Britain and Poland, and adversely offset by a weaker performance in wholesale treasury business. Customer treasury income benefited from increased customer numbers and generated strong income growth, particularly from foreign exchange and cash management. The performance of the wholesale treasury investment book was negatively impacted by increasing interest rates.

Investment Banking experienced exceptional growth, with profit before taxation up 48%. Strong growth in the asset management business continued, benefiting from increased volumes of new funds. In Ireland, stockbroking activities, structured product initiatives, corporate advisory services and financial outsourcing activities all contributed strongly to the exceptional level of growth.

Operating expenses increased by 13%, principally impacted by higher performance related costs, while the cost income ratio improved from 43.5% in 2006 to 42.2%. General and administrative costs were held at 2006 levels, reflecting management's continued focus on cost containment.



(1) The half-year to June 2006 included EUR 26 million profit on disposal of business arising from the transfer by Ark Life of the management of certain investment contracts to Aviva, as part of the Ark Life disposal.


Divisional commentary



AIB Bank UK division profit was up 19% to EUR 223 million



              Well managed growth in profit before taxation of 19%

                             Income/cost gap at +5%

                  Cost income ratio improves by 2.3% to 45.0%



AIB Bank UK Retail and commercial banking operations in Great Britain and Northern Ireland.



                                                                  Half-year       Half-year    Underlying
                                                                  June 2007       June 2006      % change
AIB Bank UK income statement                                          EUR m           EUR m   2007 v 2006

Net interest income                                                     339             287            16
Other income                                                             78              75             1

Total operating income                                                  417             362            13
Personnel expenses                                                      129             118             7
General and administrative expenses                                      53              48             9
Depreciation / amortisation                                               5               5             9
Total operating expenses                                                187             171             8

Operating profit before provisions                                      230             191            18
Provisions for impairment of loans and receivables                        7               7           -16
Provisions for liabilities and commitments                                -               -             -
Amounts written off financial investments available for                   -               -             -
sale
Total provisions                                                          7               7           -16

Operating profit                                                        223             184            19
Profit on disposal of property                                            -               -             -

Profit before taxation                                                  223             184            19





AIB Bank UK reported strong business performance in the first half of 2007 with profit before taxation increasing by 19%, driven by well managed growth of loans and deposits. These increased by 13% and 15% respectively since 31 December 2006 (23% and 24% respectively since 30 June 2006), driving an increase of 16% in net interest income, with customer deposits continuing to grow strongly across both personal and business current accounts. Other income grew by 1%. The cost income ratio improved significantly from 47.3% to 45.0%, reflecting a balanced performance between strong revenue growth and controlled cost growth in an environment of increasing inflation. The provision charge decreased when compared against 2006, with the charge representing 0.06% of average loans, reflecting good credit quality within the lending portfolio.

Allied Irish Bank (GB), which focuses on business banking, reported strong profit growth of 17% to EUR 122 million in the first half of 2007. This was primarily driven by strong growth in net interest income and in particular growth in deposit volumes. Loans and deposits increased by 10% and 18% since 31 December 2006 (17% and 29% respectively since 30 June 2006). Costs increased by 9%, reflecting a combination of increasing investment in front line staff and the development of our operating systems, with the cost income ratio improving from 46.0% to 44.2%.

In Northern Ireland, First Trust Bank increased profit before tax to EUR101 million representing 21% growth on the same period last year. Loans and deposits increased by 17% and 10% respectively since 31 December 2006 (32% and 17% respectively since 30 June 2006), with strong growth in business lending activity combined with significant growth in business and personal deposits. Costs increased by 6% reflecting the impact of increased investment in the development of our operating systems, with the cost income ratio improving significantly from 48.7% to 46.0%. First Trust Bank also launched a new personal current account " The Plus account", which can offer customers both credit interest and the opportunity of transaction free banking, which will strengthen the current account proposition in our target markets.




Divisional commentary


Poland division profit was EUR 155 million, up 35% on the half-year to June 2006



                      Continued significant profit growth

                         Very strong demand for credit

                   Growth in mutual funds balances and income

                              Income/cost gap +5%



Poland Bank Zachodni WBK ('BZWBK'), in which AIB has a 70.5% shareholding, together with its subsidiaries and associates.

BZWBK Wholesale Treasury and Capital Markets share of certain Investment Banking subsidiaries results are reported in Capital Markets division.


                                                                  Half-year       Half-year    Underlying
                                                                  June 2007       June 2006      % change
Poland income statement                                               EUR m           EUR m   2007 v 2006

Net interest income                                                     139             112            22
Other income                                                            192             160            19

Total operating income                                                  331             272            20
Personnel expenses                                                      101              79            25
General and administrative expenses                                      64              55            15
Depreciation / amortisation                                              17              22           -22
Total operating expenses                                                182             156            15

Operating profit before provisions                                      149             116            26
Provisions for impairment of loans and receivables                      (6)               7             -
Provisions for liabilities and commitments                                -             (3)             -
Total provisions                                                        (6)               4             -

Operating profit                                                        155             112            37
Associated undertakings                                                   -               2             -

Profit before taxation                                                  155             114            35



AIB Poland Division had an excellent performance in the first half-year with profit before taxation increasing by 35%. This reflects the strong growth momentum, increased business activity and diversification of income streams now evident in the division.

Total operating income increased by 20% with net interest income up by 22%. Demand for credit has been very strong with total loans increasing by 17% from 31 December 2006 (34% since 30 June 2006). Business lending growth of 16% since 31 December 2006 (30% since 30 June 2006) continues to be ahead of the market, while personal lending at 18% since 31 December 2006 (36% since 30 June 2006) continues to grow substantially. Mortgage demand in the market remains strong with the majority of the business being foreign exchange denominated facilities, a product sector in which BZWBK does not actively participate. Against this background, mortgage lending grew by a very satisfactory 16% since 31 December 2006 (33% since 30 June 2006). Customer deposits increased by 5% since 31 December 2006 (18% since 30 June 2006), with growth primarily in current accounts and in the business sector.

Other income increased by 19%. Success continued in the mutual funds business, where balances increased by 30% since 31 December 2006 (77% since 30 June 2006) in a more dynamic and competitive market. Asset management income increased by 69% supported primarily by management fees. The brokerage business continued to record increased turnover and related income, helped by the strong performance of the Warsaw Stock Exchange in the first half-year. Business momentum continued to increase income from foreign exchange, debit cards, dividends and fees, which together now comprise approximately 60% of other income.

Operating expenses increased by 15% reflecting increased business opportunity and the roll out of the expansion of the branch network. The staff costs increase was driven by increased employment levels, higher basic salaries and enhanced performance related pay. General and administrative expenses increased mainly due to increased IT maintenance and marketing expenditure.

Impaired loans as a percentage of total loans continued to decline with the ratio at 3.9% at 30 June 2007 compared with 4.9% at 31 December 2006. Exceptional recoveries, in a benign environment have led to overall net provision write-backs in the period. The credit provision write-back as a percentage of average loans was 0.24%, compared with a charge of 0.31% in the half-year to June 2006.


Divisional commentary



Group

Group includes interest income earned on capital not allocated to divisions, the funding cost of certain acquisitions, hedging in relation to the translation of foreign locations' profit, unallocated costs of central services, the contribution from AIB's share of approximately 24.5% in M&T Bank Corporation ('M &T') and profit on disposal of property.


                                                                  Half-year       Half-year
                                                                  June 2007       June 2006
Group income statement                                                EUR m           EUR m

Net interest income                                                      36              46
Other income / (loss)                                                  (12)            (27)

Total operating income                                                   24              19
Personnel expenses                                                       51              45
General and administrative expenses                                      44              32
Depreciation / amortisation                                              15               9
Total operating expenses                                                110              86

Operating loss                                                         (86)            (67)
Associated undertaking - M&T                                             74              80
Profit on disposal of property                                           41              90
Construction contract income                                             44              34

Profit before taxation - continuing operations                           73             137





Group reported profit before taxation of EUR 73 million for the half-year to June 2007 compared with a profit of EUR 137 million in the half-year to June 2006. The profit reported includes profit on disposal of property and construction contract income of EUR 85 million compared with EUR 124 million from these activities in 2006.

Total income increased from EUR 19 million in the half-year to 30 June 2006 to EUR 24 million in the half-year to 30 June 2007.

Other income/(loss) includes hedging profits in relation to foreign currency translation hedging (EUR 2 million in the half-year to June 2007 compared with EUR 17 million in the half-year to June 2006) and interest rate hedge volatility(1) (a decrease in other income of EUR 25 million in the half-year to June 2007 compared with a decrease of EUR 19 million in 2006).

Total operating expenses were higher due to increased compliance related spend, mainly on the preparation of AIB's Basel II application to the Financial Regulator and investment in systems and infrastructure to sustain the long-term development of the business in line with our single enterprise agenda. Performance related costs were higher in line with strong profit growth.

AIB's share of M&T after-tax profit in the half-year to June 2007 amounted to EUR 74 million. On a local currency basis M&T's contribution of US$ 99 million was up 1% relative to the half-year to June 2006 contribution of US$ 98 million. M&T reported its half-year results on 12 July 2007, showing net income (profit after tax) down 6% to US$ 390 million. US GAAP-basis diluted earnings per share was down 4% to US$ 3.51 from US$ 3.64 in the half-year to June 2006. Diluted net operating earnings per share, which excludes the amortisation of core deposit and other intangible assets and banking office acquisition-related expenses, was US$ 3.70, down 2% from US$ 3.79 in the half-year to June 2006.

Profit on disposal of property reflects profit on the sale of 16 branches in the Republic of Ireland (EUR 41 million before tax, EUR 35 million after tax). Construction contract income of EUR 44 million (EUR 38 million after tax) reflects the profit earned from the new development at Bankcentre, based on the stage of completion.



(1)  Hedging ineffectiveness and derivative volatility.


Basis of preparation


Accounting policies
There have been no significant changes to the accounting policies described on pages 47 to 61 in the 2006 annual report.



Change in pension scheme assumptions
As described on page 50 of the 2006 annual report, pension scheme liabilities are discounted at the current rate of return on a high quality corporate bond of equivalent term and currency. The discount rates used in the preparation of the accounts as at 30 June 2007 were 5.3% for the Irish scheme (31 December 2006:
4.7%) and 5.5% for the UK scheme (31 December 2006: 5.0%). The change in the discount rates, together with actuarial gains on assets, gave rise to an actuarial gain of d 565 million, net of tax, in the current period.



Prospective accounting changes
The prospective accounting changes setting out accounting standards/amendments that apply with effect from 1 January 2007 to companies that report under IFRS, and their expected impact on the Group, are set out on page 62 of the 2006 annual report. These are updated below for recent developments.



IFRIC 10 - Interim Financial Reporting and Impairment. This interpretation, which was endorsed by the EU on 1 June 2007, clarifies that any impairment losses on goodwill and equity instruments in an interim period may not be reversed in subsequent interim periods. This IFRIC does not have a material impact on the Group.



The following accounting developments will impact companies that report under IFRS in future periods:-

IFRIC 11 - Group and Treasury Share Transactions (effective 1 January 2008). This interpretation deals with accounting for share based payments at subsidiary level hence it will not have an impact on AIB's consolidated accounts.



The EU Transparency Directive was transposed into Irish law on 13 June 2007 and will impact AIB's external reporting from 1 January 2008. The Directive seeks to enhance transparency in EU capital markets in order to improve investor protection and market efficiency. The Directive sets out publication deadlines and content requirements in relation to annual financial reports and half yearly financial reports.



The IASB announced on 1 July 2006 that it will not require the application of new IFRSs under development or major amendments to existing IFRSs before 1 January 2009. Delaying implementation of new standards until 2009 provides four years of stability in the IFRS platform of standards for those companies that adopted IFRSs in 2005. Companies will however, be permitted to adopt a new standard on a voluntary basis before its effective date. Interpretations and minor amendments to correct problems identified in practice are not subject to this 2009 delay.




Allied Irish Banks, p.l.c. ("AIB") (NYSE:AIB)                             Part 2


Notes to the accounts

                                                                                     Half-year 30 June 2007
                                      AIB Bank   Capital      AIB Bank       Poland      Group        Total
                                           ROI   Markets            UK
1 Segmental information                  EUR m     EUR m         EUR m       EUR  m     EUR  m       EUR  m
Operations by business segments(1)
Net interest income                        868       285           339          139         36        1,667
Other income                               238       254            78          192       (12)          750
Total operating income                   1,106       539           417          331         24        2,417
Administrative expenses                    505       220           182          165         95        1,167
Amortisation/impairment of
intangible assets                            9         3             -            9          7           28
Depreciation of property, plant
and equipment                               17         4             5            8          8           42
Total operating expenses                   531       227           187          182        110        1,237
Operating profit/(loss) before             575       312           230          149       (86)        1,180
provisions
Provisions for impairment of loans
    and receivables                         46      (22)             7          (6)          -           25
Provisions for liabilities and               2         2             -            -          -            4
commitments
Amounts (written back)/written off
  financial investments available            -         1             -            -          -            1
for sale
Operating profit/(loss)                    527       331           223          155       (86)        1,150
Associated undertakings                      7         -             -            -         74           81
Profit on disposal of property               -         -             -            -         41           41
Construction contract income                 -         -             -            -         44           44
Profit on disposal of businesses             -         2             -            -          -            2
Profit before taxation -
        continuing operations              534       333           223          155         73        1,318
Balance sheet
Loans and receivables to customers      66,160    24,206        24,269        5,457        125      120,217
Total assets                            72,322    61,977        27,963        8,279      6,675      177,216
Customer accounts                       40,680    16,279        15,466        6,598          -       79,023
Total liabilities(2)                    48,224    83,573        16,563        7,565     10,597      166,522
Total risk weighted assets              58,592    42,248        24,720        6,527      3,209      135,296
Ordinary shareholders' equity(2)         3,849     2,776         1,624          429        211        8,889
Capital expenditure                         40        13             4            8         27           92


Notes to the accounts


1 Segmental information (continued)                                                   Half-year 30 June 2006
                                         AIB Bank       Capital    AIB Bank      Poland       Group     Total
                                              ROI       Markets          UK
                                            EUR m        EUR m       EUR m       EUR m       EUR m     EUR m
Operations by business segments(1)
Net interest income                           745          239         287         112          46     1,429
Other income                                  212          227          75         160        (27)       647
Total operating income                        957          466         362         272          19     2,076
Administrative expenses                       445        196           166         134          77     1,018
Amortisation/impairment of
intangible assets                               9          2             -          11           5        27
Depreciation of property, plant
and equipment                                  19          4             5          11           4        43
Total operating expenses                      473          202         171         156          86     1,088
Operating profit/(loss) before                484          264         191         116        (67)       988
provisions
Provisions for impairment of loans
and receivables                                35         (37)           7           7           -        12
Provisions for liabilities and                  -            3           -         (3)           -         -
commitments
Amounts (written back)/written off
financial investments available for             -            -           -           -           -         -
sale
Operating profit/(loss)                       449          298         184         112        (67)       976
Associated undertakings                         4            2           -           2          80        88
Profit on disposal of property                  -            -           -           -          90        90
Construction contract income                    -            -           -           -          34        34
Profit on disposal of businesses                -           26           -           -           -        26
Profit before taxation -
        continuing operations                 453          326         184         114         137     1,214
Discontinued operation -
        net of taxation                       132            -           -           -           -       132
Balance sheet
Loans and receivables to customers         52,691       19,830      19,234       3,804         103    95,662
Total assets                               58,261       50,134      21,851       7,702       6,125   144,073
Customer accounts                          36,264       12,919      12,163       5,218           -    66,564
Total liabilities(2)                       40,350       65,269      13,056       6,790       9,462   134,927
Total risk weighted assets                 45,997       39,106      19,874       4,478       1,612   111,067
Ordinary shareholders' equity(2)            3,070        2,610       1,326         299         108     7,413
Capital expenditure                            48           14           6           5          21        94


Notes to the accounts


1 Segmental information (continued)                                                     Year 31 December 2006
                                       AIB Bank      Capital     AIB Bank      Poland      Group        Total
                                            ROI      Markets           UK
                                          EUR m        EUR m        EUR m       EUR m         EUR m     EUR m
Operations by business segments(1)
Net interest income                       1,581          490          593         236            99     2,999
Other income                                434          464          154         302          (27)     1,327
Total operating income                    2,015          954          747         538            72     4,326
Administrative expenses                     945          425          332         290           182     2,174
Amortisation/impairment of
    intangible assets                        17            4            -          21            11        53
Depreciation of property, plant
    and equipment                            38            9           11          19            10        87
Total operating expenses                  1,000          438          343         330           203     2,314
Operating profit/(loss) before            1,015          516          404         208         (131)     2,012
provisions
Provisions for impairment of loans
    and receivables                          78            5           26           9             -       118
Provisions for liabilities and              (4)            1            -         (2)          (10)      (15)
commitments
Amounts (written back)/written off
    financial investments available         (1)            2            -           -             -         1
for sale
Operating profit/(loss)                     942          508          378         201         (121)     1,908
Associated undertakings                      18            2            -           6           141       167
Profit on disposal of property                6            -            1           -           358       365
Construction contract income                  -            -            -           -            96        96
Profit on disposal of businesses              -           79            -           -             -        79
Profit before taxation -
     continuing operations                  966          589          379         207           474     2,615
Discontinued operation -
     net of taxation                        116            -            -           -             -       116
Balance sheet
Loans and receivables to customers       60,018       20,808       21,606       4,573           110   107,115
Total assets                             66,200       54,093       24,580       7,195         6,458   158,526
Customer accounts                        40,841       14,285       13,546       6,203             -    74,875
Total liabilities(2)                     46,253       71,666       14,555       6,939         9,201   148,614
Total risk weighted assets               53,307       39,764       22,334       5,698         1,931   123,034
Ordinary shareholders' equity(2)          3,513        2,620        1,472         376           127     8,108
Capital expenditure                         104           24           15          24            64       231


Notes to the accounts


1 Segmental information                                                               Half-year 30 June 2007
(continued)                                                                    United
                                   Republic of       United                 States of      Rest of
                                       Ireland      Kingdom       Poland      America    the world     Total
                                         EUR m        EUR m        EUR m        EUR m        EUR m     EUR m
Operations by geographical segments(3)
Net interest income                      1,037          440          155           27            8     1,667
Other income                               461           38          217           28            6       750
Total operating income                   1,498          478          372           55           14     2,417
Administrative expenses                    752          223          167           19            6     1,167
Amortisation/impairment of
intangible assets                           18            -           10            -            -        28
Depreciation of property, plant
and equipment                               28            6            8            -            -        42
Total operating expenses                   798          229          185           19            6     1,237
Operating profit before                    700          249          187           36            8     1,180
provisions
Provisions for impairment of
loans
    and receivables                         47         (16)          (6)            -            -        25
Provisions for liabilities and               6          (2)            -            -            -         4
commitments
Amounts written off financial investments
   available for sale                        1            -            -            -            -         1
Operating profit                           646          267          193           36            8     1,150
Associated undertakings                      7            -            -           74            -        81
Profit on disposal of property              41            -            -            -            -        41
Construction contract income                44            -            -            -            -        44
Profit on disposal of businesses             -            2            -            -            -         2
Profit before taxation -
continuing operations                      738          269          193          110            8     1,318
Balance sheet
Loans and receivables to                80,350       31,255        5,457        2,433          722   120,217
customers
Total assets                           124,227       37,052        9,771        5,404          762   177,216
Customer accounts                       48,331       22,736        6,612        1,344            -    79,023
Total liabilities(2)                   119,170       34,503        8,363        4,388           98   166,522
Ordinary shareholders' equity(2)         5,576        2,241          505          515           52     8,889
Capital expenditure                         77            5            8            -            2        92


Notes to the accounts


1 Segmental information                                                               Half-year 30 June 2006
(continued)                       Republic of       United      Poland        United      Rest of      Total
                                      Ireland      Kingdom                 States of    the world
                                                                             America
                                        EUR m        EUR m       EUR m         EUR m        EUR m      EUR m
Operations by geographical segments(3)
Net interest income                       891          381         126            26            5      1,429
Other income                              310          113         188            31            5        647
Total operating income                  1,201          494         314            57           10      2,076
Administrative expenses                   642          213         137            21            5      1,018
Amortisation/impairment of
intangible assets                          15            1          11             -            -         27
Depreciation of property, plant
and equipment                              25            6          12             -            -         43
Total operating expenses                  682          220         160            21            5      1,088
Operating profit before                   519          274         154            36            5        988
provisions
Provisions for impairment of
loans
    and receivables                        28         (19)           4           (1)            -         12
Provisions for liabilities and commitments  -           -             -            -            -          -
Amounts written off financial investments
    available for sale                      -            -           -             -            -          -
Operating profit                          491          293         150            37            5        976
Associated undertakings                     6            -           2            80            -         88
Profit on disposal of property             90            -           -             -            -         90
Construction contract income               34            -           -             -            -         34
Profit on disposal of businesses           26            -           -             -            -         26
Profit before taxation -
    continuing operations                 647          293         152           117            5      1,214
Discontinued operation -
    net of taxation                       132            -           -             -            -        132
Balance sheet
Loans and receivables to               63,329       25,538       3,804         2,557          434     95,662
customers
Total assets                           99,707       30,907       7,721         5,299          439    144,073
Customer accounts                      43,091       16,879       5,218         1,372            4     66,564
Total liabilities(2)                   97,003       26,369       6,798         4,741           16    134,927
Ordinary shareholders' equity(2)        4,593        1,909         338           538           35      7,413
Capital expenditure                        82            6           5             1            -         94



Notes to the accounts


1 Segmental information                                                                 Year 31 December 2006
(continued)                        Republic of      United       Poland       United    Rest of         Total
                                                   Kingdom                 States of  the world
                                       Ireland                               America
                                         EUR m       EUR m        EUR m        EUR m         EUR m      EUR m
Operations by geographical segments(3)
Net interest income                      1,899         769          264           54            13      2,999
Other income                               665         240          351           61            10      1,327
Total operating income                   2,564       1,009          615          115            23      4,326
Administrative expenses                  1,401         425          297           42             9      2,174
Amortisation/impairment of
    intangible assets                       32           1           20            -             -         53
Depreciation of property, plant
    and equipment                           54          12           20            1             -         87
Total operating expenses                 1,487         438          337           43             9      2,314
Operating profit before                  1,077         571          278           72            14      2,012
provisions
Provisions for impairment of
loans
and receivables                             70          41            9            -           (2)        118
Provisions for liabilities and            (14)           1          (2)            -             -       (15)
commitments
Amounts written off financial investments
available for sale                           1           -            -            -             -          1
Operating profit                         1,020         529          271           72            16      1,908
Associated undertakings                     20           -            6          141             -        167
Profit on disposal of property             364           1            -            -             -        365
Construction contract income                96           -            -            -             -         96
Profit on disposal of businesses            77           1            -            1             -         79
Profit before taxation -
    continuing operations                1,577         531          277          214            16      2,615
Discontinued operation -
    net of taxation                        116           -            -            -             -        116
Balance sheet
Loans and receivables to                70,886      28,546        4,578        2,454           651    107,115
customers
Total assets                           109,272      33,908        9,109        5,578           659    158,526
Customer accounts                       47,559      20,072        6,214        1,026             4     74,875
Total liabilities(2)                   104,609      31,932        7,812        4,202            59    148,614
Ordinary shareholders' equity(2)         5,164       2,022          398          478            46      8,108
Capital expenditure                        192          15           24            -             -        231


(1) The business segment information is based on management accounts information. Income on capital is allocated to the divisions on the basis of the capital required to support the level of risk weighted assets. Interest income earned on capital not allocated to divisions is reported in Group.

(2) The fungible nature of liabilities within the banking industry inevitably leads to allocations of liabilities to segments, some of which are necessarily subjective. Accordingly, the Directors believe that the analysis of total assets is more meaningful than the analysis of ordinary shareholders' equity or liabilities.

(3) The geographical distribution of profit before taxation is based primarily on the location of the office recording the transaction.


Notes to the accounts


2 Interest and similar income                                            Half-year     Half-year        Year
                                                                           30 June       30 June 31 December
                                                                              2007          2006        2006
                                                                             EUR m         EUR m       EUR m

Interest on loans and receivables to banks                                     243           140         307
Interest on loans and receivables to customers                               3,449         2,460       5,444
Interest on trading portfolio financial assets                                 180           181         380
Interest on financial investments available for sale                           482           349         797

                                                                             4,354         3,130       6,928

3 Interest expense and similar charges                                   Half-year     Half-year        Year
                                                                           30 June       30 June 31 December
                                                                              2007          2006        2006
                                                                             EUR m         EUR m       EUR m

Interest on deposits by banks                                                  741           495       1,163
Interest on customer accounts                                                1,082           692       1,597
Interest on debt securities in issue                                           739           424         955
Interest on subordinated liabilities and other capital                         125            90         214
instruments
                                                                             2,687         1,701       3,929
4 Dividend income

The dividend income relates to income from equity shares held as financial investments available for sale.

5 Net trading income                                                     Half-year     Half-year        Year
                                                                           30 June       30 June 31 December
                                                                              2007          2006        2006
                                                                             EUR m        EUR  m       EUR m

Foreign exchange contracts                                                      37            61         101
Profits less losses from trading portfolio financial assets                     40           (4)          60
Interest rate contracts                                                       (11)            18           4
Equity index contracts                                                           9             4           8
                                                                                75            79         173

6 Other operating income                                                 Half-year     Half-year        Year
                                                                           30 June       30 June 31 December
                                                                              2007          2006        2006
                                                                             EUR m         EUR m       EUR m

Profit/(loss) on disposal of available for sale debt                             3             1         (4)
securities                                                                       1             7          15
Profit on disposal of available for sale equity shares                          30            19           4
Miscellaneous operating income
                                                                                34            27          57


Notes to the accounts

                                                                          Half-year     Half-year          Year
                                                                            30 June       30 June   31 December
                                                                               2007          2006          2006
7 Administrative expenses                                                     EUR m         EUR m         EUR m
Personnel expenses
Wages & salaries                                                                579           501         1,074
Share-based payment schemes                                                      27            23            57
Retirement benefits                                                              81            77           144
Social security costs                                                            71            60           119
Other personnel expenses                                                         41            38           108
                                                                                799           699         1,502
General and administrative expenses                                             368           319           672
                                                                              1,167         1,018         2,174



8 Profit on disposal of property

2007

The sale of 16 branches as part of the sale and leaseback programme announced in 2006 gave rise to a profit on disposal of EUR 41m.

The leases qualify as operating leases and the profit arising on these transactions is included in profit on disposal of property.

2006

The following table sets out the profit recognised on the sale of properties in 2006:

                                                                                                         Profit
                                                                                                     Recognised
                                                                                                          EUR m

Bankcentre Headquarters Building - Blocks A to D                                                            167
Bankcentre Headquarters Building - Blocks E to H                                                             89
Donnybrook House                                                                                             29
11 Branches                                                                                                  73
                                                                                                            358

Blocks E to H of the Bankcentre Headquarters Building were disposed of in the first half of the year while the remaining disposals took place in the second half of the year. The profit on sale of additional properties which are not part of the sale and leaseback programme amounted to EUR 1m and EUR 7m respectively for the half year ended 30 June 2006 and year ended 31 December 2006.


                                                                          Half-year     Half-year          Year
                                                                            30 June       30 June   31 December
9 Construction contract income                                                 2007          2006          2007
                                                                              EUR m         EUR m         EUR m

Construction revenue                                                             82            62           171
Construction expense                                                           (38)          (28)          (75)
                                                                                 44            34            96

In 2005, AIB sold land at its Bankcentre headquarters to a syndicate of investors, the Serpentine Consortium. The consortium has outsourced the construction of a new development on the above land to Blogram Limited, a subsidiary of Allied Irish Banks, p.l.c. on a fixed price contract basis. The total consideration amounts to EUR 367.8m of which EUR 55.0m has been received. At 30 June 2007,

EUR 278.2m was due from the consortium in respect of construction contracts in progress. This contract is due for completion in the last quarter of 2007.

Dohcar Limited, a subsidiary of Allied Irish Banks, p.l.c., has contracted with the Serpentine Consortium to lease the property on completion at an initial rent of EUR 16.1m per annum for a period of 30 years with a break clause at year 23. The nature of this transaction, which includes the sale of land, an agreement to construct a building and an agreement to lease the building represents a linked transaction and meets the definition under IFRS of a sale and leaseback. Because the significant income from the transaction arises from the construction contracts, the income is recognised in accordance with IAS 11, 'Construction Contracts'.

Notes to the accounts

10 Profit on disposal of businesses

2007

The profit on disposal of business in 2007 of EUR 2m (tax charge of EUR 0.6m) relates to the final payment arising from the sale of the Govett business in 2003.

2006

The profit on disposal of businesses in 2006 of EUR 79m includes profit relating to the transfer by Ark Life of investment management contracts in conjunction with the sale of Ark Life of EUR 26m (tax charge EUR nil); AIB's 50% stake in AIB/ BNY Securities Services (Ireland) Ltd of EUR 51m (tax charge C nil); Ketchum Canada Inc. of EUR 1m (tax charge EUR nil), and the accrual of EUR 1m (tax charge EUR0.3m) arising from the sale of the Govett business in 2003. Of the above profits, EUR 26m regarding the sale of Ark Life occurred in the first half of the year, while the remaining profits occurred in the second half of the year.

11 Income tax expense - continuing operations                                  Half-year    Half-year         Year
                                                                                 30 June      30 June  31 December
                                                                                    2007         2006         2006
                                                                                   EUR m        EUR m        EUR m
Allied Irish Banks, p.l.c. and subsidiaries
   Corporation tax in Republic of Ireland                                             92
          Current tax on income for the period                                       (3)          120          252
          Adjustments in respect of prior periods                                                   -            3
                                                                                      89          120          255

Double taxation relief                                                              (16)         (14)         (23)
                                                                                      73          106          232
Foreign tax

          Current tax on income for the period                                       136          139          220
          Adjustments in respect of prior periods                                      1          (6)         (14)
                                                                                     137          133          206
                                                                                     210          239          438
Deferred taxation

          Origination and reversal of temporary differences                           28         (18)          (5)
          Other                                                                        1            -            -
                                                                                      29         (18)          (5)
Total income tax expense - continuing operations                                     239          221          433
Effective income tax rate - continuing operations                                  18.1%        18.2%        16.6%


Notes to the accounts


12 Earnings per EUR 0.32 ordinary share                                      Half-year    Half-year       Year
                                                                             30 June      30 June  31 December
                                                                                2007         2006         2006
                                                                               EUR m        EUR m        EUR m

(a) Basic                                                                      1,041        1,089        2,185

Profit attributable to equity holders of the parent                             (38)         (38)         (38)

Distributions to other equity holders
Profit attributable to ordinary shareholders                                   1,003        1,051        2,147
Weighted average number of shares in issue during the period                  874.5m       868.0m       870.1m

Earnings per share - basic                                                EUR 114.7c   EUR 121.2c   EUR 246.8c
(b) Diluted                                                                Half-year    Half-year         Year
                                                                             30 June      30 June  31 December
                                                                                2007         2006         2006
                                                                               EUR m        EUR m        EUR m

Profit attributable to ordinary shareholders (note 12(a))                      1,003        1,051        2,147

Dilutive impact of potential ordinary shares in subsidiary and                     -          (1)          (2)
associated companies
Adjusted profit attributable to ordinary shareholders                          1,003        1,050        2,145


                                                                                   Number of shares (millions)
Weighted average number of shares in issue during the period                   874.5        868.0        870.1

Dilutive effect of options outstanding                                           6.5          6.6          7.0
Potential weighted average number of shares                                    881.0        874.6        877.1
Earnings per share - diluted                                              EUR 113.8c   EUR 120.1c   EUR 244.6c
(c) Continuing operations - basic

                                                                           Half-year    Half-year         Year
                                                                             30 June      30 June  31 December
                                                                                2007         2006         2006
                                                                               EUR m        EUR m        EUR m

Profit attributable to ordinary shareholders (note 12(a))                      1,003        1,051        2,147

Discontinued operations                                                            -          132          116
Profit attributable to ordinary shareholders - continuing operations           1,003          919        2,031
Weighted average number of shares in issue during the period                  874.5m       868.0m       870.1m

Earnings per share - basic                                                EUR 114.7c   EUR 105.9c   EUR 233.5c
(d) Continuing operations - diluted                                        Half-year    Half-year         Year

                                                                             30 June      30 June  31 December
                                                                                2007         2006         2006
                                                                               EUR m        EUR m        EUR m

Profit attributable to ordinary shareholders - continuing operations           1,003          919        2,031
(note 12(c))
                                                                                   -          (1)          (2)
Dilutive impact of potential ordinary shares in subsidiary and associated companies
Adjusted profit attributable to ordinary shareholders - continuing             1,003          918        2,029
operations


                                                                                   Number of shares (millions)
Weighted average number of shares in issue during the period                   874.5        868.0        870.1

Dilutive effect of options outstanding                                           6.5          6.6          7.0
Potential weighted average number of shares                                    881.0        874.6        877.1
Earnings per share - diluted                                              EUR 113.8c   EUR 105.0c   EUR 231.4c




Notes to the accounts
                                                     Profit attributable                Earnings per share
                                      Half-year    Half year        Year    Half-year  Half-year         Year
                                        30 June      30 June 31 December      30 June    30 June  31 December
                                           2007         2006        2006         2007       2006         2006
13 Adjusted earnings per share            EUR m        EUR m       EUR m         cent       cent         cent
(a) Basic earnings per share
As reported (note 12(a))                  1,003      1,051          2,147       114.7      121.2        246.8
Adjustments:
Construction contract income               (38)       (29)           (82)       (4.3)      (3.4)        (9.4)
Hedge volatility(1)                          21         15              4         2.4        1.7          0.5
Profit on disposal of property             (35)       (66)          (290)       (4.0)      (7.6)       (33.4)
Profit on disposal of businesses*             -      (154)          (189)           -     (17.7)       (21.7)
                                            951        817          1,590       108.8       94.2        182.8

                                                      Profit attributable               Earnings per share
                                      Half-year  Half year           Year   Half-year  Half-year         Year
                                        30 June    30 June    31 December     30 June    30 June  31 December
                                           2007       2006           2006        2007       2006         2006
                                          EUR m      EUR m          EUR m        cent       cent         cent
Diluted earnings per share
As reported (note 12(b))                  1,003      1,050          2,145       113.8      120.1        244.6
Adjustments:
Construction contract income               (38)       (29)           (82)       (4.3)      (3.3)         (9.3)
Hedge volatility(1)                          21         15              4         2.4        1.7           0.5
Profit on disposal of property             (35)       (66)          (290)       (4.0)      (7.6)        (33.2)
Profit on disposal of businesses*             -      (154)          (189)           -     (17.6)        (21.5)
                                            951        816          1,588       107.9       93.3         181.1

* The 30 June 2006 and 31 December 2006 figures included EUR 128m and EUR 112m respectively in relation to Ark Life which is included within discontinued activities.


                                                     Profit attributable                    Earnings per share
                                     Half-year    Half year         Year     Half-year   Half-year        Year
                                       30 June      30 June  31 December       30 June     30 June 31 December
                                          2007         2006         2006          2007        2006        2006
                                         EUR m        EUR m        EUR m          cent        cent        cent
(b) Basic earnings per share
- continuing operations
As reported (note 12(c))                 1,003          919         2,031        114.7      105.9       233.5
Adjustments:
Construction contract income              (38)         (29)          (82)        (4.3)      (3.4)       (9.4)
Hedge volatility(1)                         21           15             4          2.4        1.7         0.5
Profit on disposal of property            (35)         (66)         (290)        (4.0)      (7.6)      (33.4)
Profit on disposal of businesses             -         (26)          (77)            -      (2.9)       (8.8)
                                           951          813         1,586        108.8       93.7       182.4


                                                     Profit attributable                   Earnings per share
                                     Half-year    Half year         Year   Half-year    Half-year        Year
                                       30 June      30 June  31 December     30 June      30 June 31 December
                                          2007         2006         2006        2007         2006        2006
                                         EUR m        EUR m        EUR m        cent         cent        cent
Diluted earnings per share
- continuing operations
As reported (note 12(d))                 1,003          918          2,029        113.8    105.0        231.4
Adjustments:
Construction contract income              (38)         (29)           (82)        (4.3)    (3.3)        (9.3)
Hedge volatility(1)                         21           15              4          2.4      1.7          0.5
Profit on disposal of property            (35)         (66)          (290)        (4.0)    (7.6)       (33.2)
Profit on disposal of businesses             -         (26)           (77)            -    (2.9)        (8.7)
                                           951          812          1,584        107.9     92.9        180.7

(1) Included in net trading income.

Notes to the accounts

13 Adjusted earnings per share (continued)

Although not required under IFRS, adjusted earnings per share is presented to help understand the underlying performance of the Group. The adjustments in 2007 and 2006 are items that management believe do not reflect the underlying business performance. The adjustment in respect of profit on sale of property relates only to the profit on sale of properties that are subject to sale and leaseback arrangements (note 8). The adjustments listed on the previous page are shown net of taxation.


                                                                               30 June   31 December    30 June
                                                                                  2007          2006       2006
14 Trading portfolio financial assets                                            EUR m         EUR m      EUR m

Loans and receivables to banks                                                       2             3          3
Loans and receivables to customers                                                  17            25         18
Debt securities:
     Government securities                                                         151           274        717
     Other public sector securities                                                  -             -         39
     Other debt securities(1)                                                    9,158         8,527      9,913
                                                                                 9,309         8,801     10,669
Equity shares                                                                      142           124        130
                                                                                 9,470         8,953     10,820



(1) Other debt securities include EUR 4,971m (December 2006: EUR 4,832m) of bank eurobonds and EUR 3,450m (December 2006: EUR 3,039m) of corporate collateralised mortgage obligations.


15 Loans and receivables to customers                                            30 June  31 December   30 June
                                                                                    2007         2006      2006
                                                                                   EUR m        EUR m     EUR m

Loans and receivables                                                            115,966      103,651    92,306
Amounts receivable under finance leases and hire purchase contracts                3,397        3,003     2,923
Unquoted securities                                                                1,565        1,166     1,073
Provisions for impairment of loans and receivables (note 16)                       (711)        (705)     (640)
                                                                                 120,217      107,115    95,662


16 Provisions for impairment of loans and receivables                            30 June  31 December   30 June
                                                                                    2007         2006      2006
                                                                                   EUR m        EUR m     EUR m

At beginning of period                                                               707          676       676
Exchange translation adjustments                                                     (1)          (1)      (14)
Charge against income statement                                                       25          118        12
Amounts written off                                                                 (25)         (96)      (36)
Recoveries of amounts written off in previous years                                    7           10         4

At end of period                                                                     713          707       642


At end of period:
Specific                                                                             497          518       468
IBNR                                                                                 216          189       174
                                                                                     713          707       642
Amounts include:
Loans and receivables to banks                                                         2            2         2
Loans and receivables to customers (note 15)                                         711          705       640
                                                                                     713          707       642


Notes to the accounts

17 Risk elements in lending

Management has set out below the amount of loans, without giving effect to available security and before deduction of provisions, classified as (a) Impaired loans and (b) Accruing loans which are contractually past due 90 days or more as to principal or interest:

                                                                           30 June      31 December     30 June
                                                                              2007             2006        2006
                                                                             EUR m            EUR m       EUR m

Impaired loans(1)                                                              403              396         332
Republic of Ireland                                                            273              304         198
United Kingdom                                                                 219              232         248
Poland                                                                           -                1           9
Rest of world                                                                  895              933         787


Accruing loans which are contractually past due 90 days
      or more as to principal or interest(2)
Republic of Ireland                                                            177              142         158
United Kingdom                                                                  39               73         109
                                                                               216              215         267


(1) Total interest income that would have been recorded during the half-year ended 30 June 2007, had interest on gross impaired loans been included in income, amounted to EUR 12m for Republic of Ireland (31 December 2006:
     EUR18m; 30 June 2006: EUR 9m), EUR 8m for United Kingdom (31 December 2006:
     EUR 12m; 30 June 2006:EUR 4m) and EUR 8m for Poland (31 December 2006:
     EUR 17m; 30 June 2006: EUR 9m). Interest on impaired loans (net of provisions) included in income for the half-year ended 30 June 2007 totalled EUR 10m (31 December 2006: EUR 21m; 30 June 2006: EUR 10m).

(2) Overdrafts generally have no fixed repayment schedule and consequently are not included in this category.


                                                                           30 June      31 December     30 June
                                                                              2007             2006        2006
18 Financial investments available for sale                                  EUR m            EUR m       EUR m
Debt securities:
Government securities                                                        6,968      7,490             8,273
Other public sector securities                                               1,909      1,855               915
Bank and building society certificates of deposit                            2,138      1,591             1,232
Bank securities                                                              8,822      7,008             6,465
Other debt securities                                                        2,064      1,428             1,607
                                                                            21,901           19,372      18,492
Equity shares                                                                  332              293         172
                                                                            22,233           19,665      18,664




Notes to the accounts

19 Customer accounts                                                       30 June     31 December   30 June
                                                                              2007            2006      2006
                                                                             EUR m           EUR m     EUR m

Current accounts                                                            26,611          25,151    22,512
Demand deposits                                                              9,843           8,924     8,372
Time deposits                                                               33,536          33,831    29,764
                                                                            69,990          67,906    60,648
Securities sold under agreements to repurchase                                   1               1         3
Other short-term borrowings                                                  9,032           6,968     5,913
                                                                             9,033           6,969     5,916
                                                                            79,023          74,875    66,564

                                                                                             Contract amount
20 Memorandum items: contingent liabilities and commitments                  30 June   31 December   30 June
                                                                                2007          2006      2006
                                                                               EUR m         EUR m     EUR m
Contingent liabilities:                                                            :
Guarantees and assets pledged as collateral security
Guarantees and irrevocable letters of credit                                 6,008           5,902     6,526
Other contingent liabilities                                                 1,267           1,191     1,090
                                                                             7,275           7,093     7,616
Commitments:
Other commitments                                                           24,190          24,056    22,380
                                                                            31,465          31,149    29,996


The Group's maximum exposure to credit loss under contingent liabilities and commitments to extend credit, in the event of non-performance by the other party where all counterclaims, collateral or security prove valueless, is represented by the contractual amounts of those instruments.

21 Subordinated liabilities and other capital instruments

In March 2007 and June 2007, Japanese Yen ('JPY') 15bn and JPY 5bn Callable Subordinated Step-up Fixed/Floating Rate Notes due March 2042 were issued respectively under the EUR 30bn Euro Medium Term Note Programme. Interest is payable semi-annually at a rate of 2.75% per annum, up to 8 March 2037 and thereafter at a rate of 0.78% per annum above 6 month JPY-LIBOR-BBA, payable semi-annually. Both the JPY 15bn and JPY 5bn Callable Subordinated Step-up Fixed /Floating Rate Notes are redeemable in whole but not in part on any interest payment date falling on or after 8 March 2037.

22 Derivative financial instruments

The following table presents the notional principal amount and fair value of interest rate, exchange rate, equity and credit derivative contracts for 2007 and 2006


                                                             30 June 2007                    31 December 2006
                                        Notional         Fair values          Notional       Fair values
                                          Amount       Assets Liabilities       Amount     Assets Liabilities
                                           EUR m        EUR m       EUR m        EUR m      EUR m       EUR m
Interest rate contracts                  311,375        2,341       2,464      217,435      2,253       1,922
Exchange rate contracts                   16,431          171         187       20,226        199         186
Equity contracts                           6,694          511         499        6,485        438         423
Credit derivatives                           780            -           1          570          -           -
Total                                    335,280        3,023       3,151      244,716      2,890       2,531


Interest rate contracts are entered into for both hedging and trading purposes. Exchange rate, equity and credit derivative contracts are entered into for trading purposes only.

Notes to the accounts

22 Derivative financial instruments (continued)

The Group uses the same credit control and risk management policies in undertaking off-balance sheet commitments as it does for on balance sheet lending including counterparty credit approval, limit setting and monitoring procedures. In addition, in relation to derivative instruments, the Group's exposure to market risk is controlled within the risk limits in the Group's Interest Rate Risk and Foreign Exchange Risk Policies and is further constrained by the risk parameters incorporated in the Group's Derivatives Policy as approved by the Board.

23 Average balance sheets and interest rates

The following tables show the average balances and interest rates of interest earning assets and interest bearing liabilities for the half year ended 30 June 2007 and year ended 31 December 2006. The calculation of average balances include daily and monthly averages for reporting units. The average balances used are considered to be representative of the operations of the Group.




                                           Half-year ended 30 June 2007          Year ended 31 December 2006
Assets                                    Average   Interest    Average         Average    Interest  Average
                                          balance                  Rate         balance                 Rate
                                            EUR m      EUR m      EUR m           EUR m       EUR m    EUR m
Loans and receivables to banks
Domestic offices                            8,147        192        4.8           4,930         191      3.9
Foreign offices                             1,830         51        5.6           2,307         116      5.1
Loans and receivables to customers
Domestic offices                           74,931      2,139        5.8          62,641       3,162      5.1
Foreign offices                            38,626      1,331        6.9          33,133       2,177      6.6
Trading portfolio financial assets
Domestic offices                            7,775        170        4.4           9,205         349      3.8
Foreign offices                             1,093         10        1.8           1,316          31      2.3
Financial investments available for
sale
Domestic offices                           15,353        359        4.7          14,671         588      4.0
Foreign offices                             4,983        123        5.0           4,339         209      4.8
Total interest earning assets
Domestic offices                          106,206      2,860        5.4          91,447       4,290      4.7
Foreign offices                            46,532      1,515        6.6          41,095       2,533      6.2
Net interest on swaps                                   (23)                                     85
Total average interest earning            152,738      4,352        5.7         132,542       6,908      5.2
assets
Non-interest earning assets                 9,762                                 8,827
Total average assets                      162,500      4,352        5.4         141,369       6,908      4.9
Percentage of assets applicable to
     foreign activities                                            31.1                                 31.5


Notes to the accounts

23 Average balance sheets and interest rates (continued)


                                           Half-year ended 30 June 2007         Year ended 31 December 2006
Liabilities and shareholders' equity     Average    Interest    Average      Average      Interest  Average
                                         balance                   Rate      balance                   Rate
                                           EUR m       EUR m      EUR m        EUR m         EUR m    EUR m
Due to banks
Domestic offices                          29,113         683        4.7       28,375         1,067      3.8
Foreign offices                            2,414          58        4.8        2,098            96      4.6
Due to customers
Domestic offices                          37,352         540        2.9       36,101           809      2.2
Foreign offices                           26,048         540        4.2       21,282           768      3.6
Other debt issued
Domestic offices                          22,473         453        4.1       13,615           456      3.4
Foreign offices                           10,602         286        5.4       10,144           499      4.9
Subordinated liabilities
Domestic offices                           3,776          96        5.2        3,542           182      5.2
Foreign offices                            1,013          29        5.8          551            32      5.8
Total interest earning liabilities
Domestic offices                          92,714       1,772        3.9       81,633         2,514      3.1
Foreign offices                           40,077         913        4.6       34,075         1,395      4.1
Total average interest earning           132,791       2,685        4.1      115,708         3,909      3.4
liabilities
Non interest earning liabilities          21,208                              18,263
Total liabilities                        153,999       2,685        3.5      133,971         3,909      2.9
Ordinary shareholders' equity              8,501                               7,398
Total average liabilities and
     shareholders' equity                162,500       2,685        3.3      141,369         3,909      2.8
Percentage of liabilities applicable to
     foreign operations                                            30.9                                30.2


24 Post-balance sheet events

On 31 July 2007, subsequent to the interim balance sheet date, an interim dividend of EUR 27.8 cent per share was declared by the Board of Directors for payment on 25 September 2007. The interim dividend amounts to EUR 245 million and has not been recorded as a liability in the balance sheet.

25 Approval of accounts

The accounts were approved by the Board of Directors on 31 July 2007.

Financial and other information

                                                                    Half-year         Half-year        Year
                                                                      30 June           30 June 31 December
                                                                         2007              2006        2006

Operating ratios                                                        51.2%             52.4%       53.5%

Operating expenses/operating income                                     31.0%             31.2%       30.7%

Other income/operating income
Net interest margin:

Group                                                                   2.20%             2.29%       2.26%
Domestic                                                                2.02%             2.04%       2.04%
Foreign                                                                 2.61%             2.84%       2.77%

Rates of exchange
EUR/US $
  Closing                                                              1.3505            1.2713      1.3170
  Average                                                              1.3317            1.2287      1.2566

EUR/Stg
  Closing                                                              0.6740            0.6921      0.6715
  Average                                                              0.6750            0.6883      0.6822

EUR/PLN
  Closing                                                              3.7677            4.0546      3.8310
  Average                                                              3.8439            3.8991      3.8965

Capital adequacy information                                        Half-year         Half-year        Year
                                                                      30 June           30 June 31 December
                                                                         2007              2006        2006
                                                                        EUR m            EUR  m       EUR m
Risk weighted assets

Banking book:
On balance sheet                                                      115,061            89,394     101,285
Off-balance sheet                                                      12,451            13,203      13,033
                                                                      127,512           102,597     114,318
Trading book:
Market risks                                                            7,098             8,000       8,172
Counterparty and settlement risks                                         686               470         544
                                                                        7,784             8,470       8,716
Total risk weighted assets                                            135,296           111,067     123,034
Capital                                                                10,264             8,913      10,116

Tier 1
Tier 2                                                                  3,966             3,815       3,838
                                                                       14,230            12,728      13,954
Supervisory deductions                                                    173               349         310
Total                                                                  14,057            12,379      13,644
Capital ratios
Tier 1                                                                   7.6%              8.0%        8.2%
Total                                                                   10.4%             11.1%       11.1%



The interim dividend has been deducted in arriving at the capital ratios for June 2007 and June 2006. The final dividend was not taken into account in the calculation of the Tier 1 and Total capital ratios at 31 December 2006. The Financial Regulator has issued a requirement that a Prudential Filter be applied to proposed final dividends with effect from July 2007. If applied at 31 December 2006, the Tier 1 and Total capital ratios would be 7.9% and 10.8% respectively.

Changes to supervisory rules during 2007 also require certain supervisory deductions to be 50% from Tier 1 and 50% from Tier 2. Applying these principles to previous periods would have reduced the reported Tier 1 capital ratio by 0.1%. The total capital ratio is not impacted by this change.

Independent review report of KPMG to Allied Irish Banks, p.l.c.

Introduction

We have been engaged by the company to review the financial information for the six months ended 30 June 2007, which comprises the statement of accounting policies, consolidated interim income statement, consolidated interim balance sheet, condensed interim statement of cash flows, consolidated interim statement of recognised income and expense, condensed consolidated interim reconciliation of movements in shareholders' equity and the related notes on pages 22 to 37. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Irish Stock Exchange and the UK Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this review report, or for the conclusions we have reached.

Directors' responsibilities

This interim report, including the financial information contained therein, is the responsibility of and has been approved by the directors. The directors are responsible for preparing this interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 Review of interim financial information issued by the Auditing Practices Board for use in Ireland and the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2007.


KPMG
Chartered Accountants
Dublin
31 July 2007



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  01 August, 2007                          By: ___________________
                                                   John O'Donnell
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.